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Exhibit 99.1                                               [English Translation]
                                                                December 3, 2002


                              HANARO TELECOM, INC.
                         ADDITION OF AFFILIATED COMPANY

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
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1. Affiliated Company                                 Name of Company       KDMC     CEO                Sung Duk Park
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                                                    Capital Stock (KRW)                                      480,000,000
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                                                    Total Assets (KRW)                                       378,938,483
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                                                      Major Business     Digital cable TV business, I-TV, VOD, etc.
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2. Acquisition Price (KRW)                                                                                   500,000,000
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   - No. of Shares Acquired                                                                                      500,000
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   - Investment Ratio after Acquisition (%)                                                                        25.77
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3. Name of Affiliated Group                                               Hanaro Telecom, Inc.
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4. No. of Affiliated Companies                        Before Addition                                                  7
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                                                      After Addition                                                   8
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5. Total Assets of Affiliated Companies (KRW)         Before Addition                                  4,198,871,369,929
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                                                      After Addition                                   4,199,250,308,412
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6. Reason(s) for Addition                           To engage in digital cable TV business through acquisition of stake
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7. Date of Addition                                                        December 2, 2002
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8. Others                                           The figures of capital stock and total assets of KDMC and the total assets of Hanaro Telecom are the figures as of the end of 2001.
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